BRUUSH ORAL CARE INC.

30 Wellington Street West, 5th Floor

Toronto, Ontario M5L 1E2

June 17, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted May 26, 2022

CIK No. 0001913210

Attention: Mr. Dillon Hagius / Mr. Christopher Edwards

Dear Messrs. Hagius and Edwards:

By letter dated June 10, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) comments to Amendment No.1 to the Company’s Draft Registration Statement on Form F-1 submitted on May 26, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below in bold, followed by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form F-1

The Opportunity, page 3

1.	We note your responses to comments 6 and 8. Please identify which “studies have shown that brushing with an electric toothbrush is superior to using a manual brush” and which “[i]ndependent studies have shown that over 40% of people do not change their toothbrush as frequently as they should” in the filing itself.

Response: The statement “studies have shown that brushing with an electric toothbrush is superior to using a manual brush” was based on a 2014 review of studies by the independent Cochrane Collaboration. The link to the study is as follows: https://www.cochrane.org/CD002281/ORAL_poweredelectric-toothbrushes-compared-to-manual-toothbrushes-for-maintaining-oral-health.

We have revised the statement “[i]ndependent studies have shown that over 40% of people do not change their toothbrush as frequently as they should” to read “Independent studies have shown that over 40% of people do not change their toothbrush or brush head at least once every three months as recommended by the American Dental Association”. This statement is based on a survey conducted by Electric Teeth:

https://www.electricteeth.com/uk/dental-statistics/.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

Use of Proceeds, page 23

2.	Please describe the uses to which the proceeds of the bridge loans were put.

Response: We have added the statement “The proceeds from the bridge financings were primarily used to fund marketing and customer acquisition efforts.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

3.	As previously requested in prior comment 15, please expand your discussion and analysis of revenues for all periods presented to quantify the extent to which changes in volume, pricing and mix of products (i.e., starter kits versus refill kits) sold had on revenues for each period presented. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification. In this regard, we noted no changes to your analysis of revenues for any of the periods presented.

Response: We have expanded our discussion to include additional detail on how the changes in volume, pricing and mix of products sold impacted revenues.

4.	We note your disclosure on page 27 that discounts to the gross selling price were 12% for both the nine-months ended October 31, 2021 and also for the 12-months ended January 31, 2021. However, on page 28 you state that the significant decline in gross profit margin is primarily due to multiple flash sales and influencer collaborations that featured substantial product discounts. Please address this potential inconsistency and provide a discussion and analysis of all material factors impacting the decline in gross profit margin. To the extent that there are multiple factors, please quantify the extent to which each factor contributed to the decline.

Response: As noted, pricing remained relatively consistent between periods. As such, we have corrected the inconsistency by changing the disclosure to make it clear that the cause for the decline in gross profit margin is due to the increased proportion of revenue earned from Brüush Refills, which have a lower gross profit margin than Brüush Kits.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

5.	We note the expanded disclosure you provided in response to prior comment 17. Please disclose the factors contributing to the significant increase in fair value of the common shares underlying the warrants from the issuance of the July/August 2020 units (i.e., CAD$0.48 per share) to the issuance of the August/September 2020 units (i.e., CAD$1.46 per share). In other words, explain why investors were willing to pay a significantly higher price for the units with the August/September 2020 unit offering versus the July/August 2020 unit offering.

Response: We have added the statement “We believe the increase in share price over a short period of time was caused by: (i) a continuing improvement in general market sentiment: (ii) increasing month-over-month revenues; and (iii) investor perception of lower risk due to the Company being in a stronger capital position.

Liquidity and Capital Resources, page 30

6.	We note your response to prior comment 18, in which you note that management focuses on overall inventory levels and does not utilize any measures, such as inventory turnover ratios. Considering the significance of inventory to your financial position and also to operating cash flows, please provide a more comprehensive analysis of your inventories that is specific to your facts and circumstances and how the current level is expected to meet future sales. In this regard, we note that revenues more than doubled for the 9- months ended October 31, 2021 compared to the 12-months ended January 31, 2021, while inventory declined 34%. This compares to an inventory level as of January 31, 2021 that exceeded the amount of revenues recognized for fiscal year 2021. Please address this comment for all periods presented.

Response: We have added a paragraph in the ‘Net cash from (used in) operating activities’ section to expand our disclosure relating to our inventory management.

Brand Strategy, page 39

7.	We note your response to comment 24. Please reconcile your statement that you have collaborated with over 200 on-brand influencers, mostly in an unpaid capacity, with your statement that you continue to invest in top performing collaborations. To the extent that any of these collaborations were not entered into in the course of ordinary business, provide a summary of any material contract. Refer to Item 10.C. of Form 20.

Response: We have amended the cited statement to read as follows: “We continue to engage with our top performing influencers to turn them into a team of loyal brand ambassadors that we can leverage as we introduce new products to market.” None of our collaborations with influencers are outside the ordinary course of business.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

Intellectual Property, page 41

8.	We note that one of your issued patents expires in 2023. Please revise your disclosure to explain the material impact, if any, of the patent expiration on your business.

Response: The patent in fact expires in 2028 and not 2023. We have corrected the disclosure accordingly.

Employment, Consulting and Management Agreements,, page 46

9.	Please disclose any termination provisions in the employment agreements between the company and Matthew Kavanagh and Alan MacNevin.

Response: The termination provisions in the employment agreements between the company and each of the named officers have been added to the disclosure.

Index to Financial Statements, page F-1

10.	In your next amendment, please provide audited financial statements for the fiscal year ended January 31, 2022 in accordance with Item 4.b. of Form F-1 with reference to Item 8.A.4. of Form 20-F. In addition, ensure all of the audit reports are dated in consideration of Rule 2-02 of Regulation S-X and PCAOB 3101.10.d.

Response: We have included in the draft registration statement audited financial statements for two fiscal years; specifically audited financial statements at and for the fiscal year (nine months) ended October 31, 2021 and at and for the fiscal year ended January 31, 2021, as subsequent to the year ended January 31, 2021, the Company changed its fiscal year end to October 31 from January 31.

Item 8.A.4 of Form 20-F provides that in the case of an initial public offering, the most recent audited financial statements must not be as of a date more than 12 months at the time the document (in this case the registration statement is filed). Our October 31, 2021 audited financials are within 12 months of our intended filing date for the registration statement. Item 8.A.4 specifically states that for initial public offerings, “the audited financial statements may cover a period of less than a full year.” We believe we are in compliance with the age of financial statement requirements.

The audit reports in Amendment No. 2 to our draft registration statement are undated. We will ensure the audit reports are dated in consideration of the cited requirements once we file the registration statement publicly with the Commission.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

Notes to the Financial Statements

3. Summary of Significant Accounting Policies and Use of Estimates and Judgments Share capital, page F-13

11.	We note your response to prior comment 39 and continue to request that you enhance your accounting policy to clarify the differences in measurement of warrants issued as part of a unit. For example, warrants may be treated as an equity classified instrument, which is what the current policy appears to be, as compared to a liability classified instrument, which is reflective of the majority of the warrants that have been issued to date but not included in your current accounting policy. Refer to IAS 32.

Response: We have expanded the disclosure on the classification of warrants as equity or as liabilities; specifically, the foreign currency component that is a component of the warrants was not previously noted in the accounting classification note.

Critical accounting estimates and significant management judgments

Fair value measurement of broker warrants and warrant derivative, page F-14

12.	As previously requested in prior comment 40, please include a discussion of the significant estimates and judgments management made to estimate the fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock- based compensation either here or in one of the related footnote disclosures. Specifically, disclose the valuation techniques used and the material assumptions/estimates used for those valuation techniques. In this regard, we did not note any cash transactions during the nine-months ended October 31, 2021.

Response: The Company estimated the fair value of the Class B shares based on the most recently completed private placement financing, which was completed in August 2020 for CAD$1.80 per unit. As the private placement price was for the issuance of one share and one half-warrant, the fair value to be allocated to the share component was estimated by performing a numerical iteration on the Black-Scholes calculation for the fair value of the attached warrants. As there were no other financings since then and no changes to the business, management believes that the price of the August 2020 private placement is still reflective of the fair value of the Company’s share price at October 31, 2021.

The Company has included an additional paragraph in the ‘Critical accounting estimates and significant management judgements’ section with the sub-heading ‘Fair value of Class B shares’.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

15. Segmented Information, page F-22

13.	We note your response to prior comments 35 and 37. However, the disclosure requirements of IFRS 8.32 and IFRS 15.114-.115 are distinct from one another. Additionally the disclosure proscribed in IFRS 8.32 is applicable to all entities, even those with one operating and/or reportable segment. Accordingly, please specifically address each of the following:

●	Provide us a comprehensive explanation as to how you concluded starter kits and refills kits should not be disaggregated under IFRS 15.114-.115 and B87-B89. This assessment should focus on how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
●	Identify your products and their differences under IFRS 8.32, provide us the associated revenues for each product in all periods and tell us how you concluded your products were considered similar such that separate disclosure was not required. We note your response to prior comment 37 identifies the products as “related.”
●	Describe to us in detail the revenue information regularly reviewed by the chief operating decision maker for evaluating financial performance or making resource allocation decisions. We note, for example, the first bullet point in your company highlights on page 27 references that 30% of your revenue in the nine months ended October 31, 2021 was from refill kits.

Response:

●	Brüush Kits are sold directly to the customer and consist of the following: (i) an electric toothbrush; (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. Our brush heads are custom designed for our electric toothbrush and are not suitable for any other electric toothbrush on the market and nor would another company’s brush head be suitable for the Brüush Toothbrush.

When a customer purchases a Brüush Kit from our website, their credit card is charged immediately prior to shipping and revenue is recognized by the Company upon delivery of the Brüush Kit to the customer, as ownership does not transfer until delivery. If a customer’s credit card is unable to process the transaction, then the Brüush Kit is not shipped. Since the Company charges the customer’s card before shipment, receipt of funds is reasonably assured. Revenue recognition is also reasonably assured since all shipments are completed with tracking numbers and the Company can verify the shipping and delivery details.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

A Brüush Refill is a three-pack of replacement brush heads that customers order to replace the brush heads they received in their Brüush Kit once those brush heads wear out. As such, the brush heads included in the Brüush Refill are identical to the brush heads included in Brüush Kit and are thus required to continue to operate the electric toothbrush properly. To purchase a Brüush Refill, a customer can either place a one-time order at their discretion or opt-in for the subscription plan, which triggers a purchase of a Brüush Refill every six months. Whether a customer places a one-time order or elects for the Subscription, payment processing and order fulfillment remain the same, in that the customer’s credit card is charged immediately prior to shipping and revenue is recognized by the Company upon delivery of the Brüush Refill to the customer, as ownership does not transfer until delivery. If a customer’s credit card is unable to process the transaction, then the Brüush Refill is not shipped. Since the Company charges the customer’s card before shipment, receipt of funds is reasonably assured. Revenue recognition is also reasonably assured since all shipments are completed with tracking numbers and the Company can verify the shipping and delivery details.

For both Brüush Kits and Brüush Refills, the workflow from charging a customer, collecting proceeds, shipping and delivery and revenue recognition are the same. There is no significant difference in the timing or nature of the sales as both are a sale of a product with similar sales terms. Specifically addressing the nature of the revenues as described under IFRS 15:

○	Type of Good or Service: They are related goods in that Brüush Refill consists of custom-designed brush heads that are required to properly use our electric toothbrush and are not suitable for any other electric brush on the market nor would another company’s brush head be suitable for the Brüush Toothbrush.
○	Geographical Region: Both products are available in the United States and Canada.
○	Market or Type of Customer: The customer base is the same in that the driver for the sale of Brüush Refills is the original sale of the Brüush Kit.
○	Type of Contract: Both are individual product sales.
○	Contract Duration: Both are individual product sales with no ongoing commitment. While the Brüush Refills can be purchased on a subscription that automatically ships every six months, there is no prepayment or obligation since the customer can cancel their subscription at any time at no charge.
○	Timing of transfer of Goods or Services: Transfer of risk and reward are at the point of delivery for both products.
○	Sales Channel: Both are sold direct-to-consumer mostly through our website, as well as through a few third-party retailers, who sell our products on their websites under a drop-ship arrangement.

●	Given that we consider the Brüush Kit and Brüush Refill to be similar/related products, we have elected to group them for presentation purposes under IFRS 8.32. As this group represents the only group of products for the Company, no separate disclosure for sales of individual products have been recorded.

Aneil Manhas

Bruush Oral Care Inc.

June 17, 2022

As requested, below is the revenue for each product during the period:

	Revenues 02/01/2020 - 01/31/2021	Revenues 02/01/2021 - 10/31/2021
Toothbrush Kits	817,777.61	1,367,777.93
Toothbrush Heads	83,384.39	597,663.07

Total Revenues per FS	901,162.00	1,965,441.00

●	On a regular basis, our management team reviews the monthly sales of both Brüush Kits and Brüush Refills. As the driver for sale of Brüush Refills is the original sale of the Brüush Kit, the Company would not have Brüush Refill revenues without first selling a Brüush Kit. Moreover, since almost 80% of customers that purchase a Brüush Kit opt-in for the Subscription for Brüush Refills, where they automatically purchase a three-pack of brush heads every six months, the sale of Brüush Kit usually results in subsequent revenues from the sale of Brüush Refills. Given this dynamic, our marketing efforts are primarily focused on selling Brüush Kits as opposed to Brüush Refills. To date, there has not been a time where we had to decide to allocate resources between the products at the detriment of one or the other. Additionally, the Company always ensures that there is sufficient Brüush Refill inventory on hand to fulfill the upcoming Subscription purchases. Since the churn rate on Active Subscriptions is less than 1% monthly, the Company believes it can forecast its sales of Brüush Refills for the following six-month period with a high degree of confidence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this submission.

Very truly yours,

Aneil Manhas

Chief Executive Officer